Exhibit 6.7
MANAGEMENT & OPERATIONAL SERVICES AGREEMENT
     This Management & Operational Services Agreement (“Agreement”) is made and entered into as of the 9 day of May, 2005, by and between West Central Cooperative, a cooperative association organized and existing under the laws of the state of Iowa, with offices at Ralston, Iowa (“West Central”), and Western Iowa Energy, LLC, a limited liability company organized and existing under the laws of the state of Iowa, with offices at Wall Lake, Iowa (“Western Iowa Energy”).
     RECITALS: Western Iowa Energy and Renewable Energy Group, LLC (“REG”) have entered into a Letter of Intent concerning an engineering agreement, with respect to a biodiesel production facility to be built for Western Iowa Energy at Wall Lake, Iowa (“Biodiesel Facility”). Western Iowa Energy and West Central have discussed the general terms and conditions under which West Central would provide certain management and operational services to Western Iowa Energy with respect to the Biodiesel Facility, which the parties wish to reduce to this writing.
     IT IS THEREFORE AGREED by and between the parties as follows:
1.	General Scope. Subject to the terms of the Agreement, West Central will place a general manager and an operations manager at the Biodiesel Facility, acquire feed stocks and the basic chemicals necessary for the operation of the Biodiesel Facility, and perform the sales and marketing functions for the Biodiesel Facility. In consideration of such services, Western Iowa Energy would pay management fees to West Central as set out in this Agreement.

2.	Responsibilities of West Central. Under the Agreement, West Central agrees to provide the following:
A.	General Manager. West Central will provide a General Manager to implement and oversee the business plan for the Biodiesel Facility, and direct, promote and coordinate the staff, personnel and plant. The General Manager will be an employee of West Central, but will be assigned to carry out the responsibilities of General Manager at the Biodiesel Facility. Included among the specific duties to be accomplished by the General Manager are:

•	To work with Western Iowa Energy’s Board of Directors to formulate Western Iowa Energy’s mission and goals.

•	Manage Western Iowa Energy’s resources in an attempt to achieve such mission and goals.

•	Assistance with regulatory affairs monitoring and compliance.

•	Representation with industry associations of which Western Iowa Energy is a member.

•	Management of governmental relations, including USDA’s biodiesel programs.

•	Manage Western Iowa Energy’s duties and rights under contracts entered into with third parties, and necessary to carry out the terms of this Agreement.

•	Such other duties as may be agreed between West Central and Western Iowa Energy.
The General Manager will report to West Central’s Vice President for Soy & Nutrition. All employee compensation and employee benefits associated with the position of General Manager will be paid by West Central. In the event Western Iowa Energy requests that a different General Manager be selected to work with its Board of Directors and oversee the Biodiesel Facility, and good and logical reasons are presented for such change, West Central agrees to replace the General Manager within a reasonable period of time.
B.	Operations Manager. West Central will provide an Operations Manager to oversee the operation of the Biodiesel Facility. The Operations Manager will be an employee of West Central, but will be assigned to carry out the responsibilities of Operations Manager at the Biodiesel Facility. Included among the specific duties to be accomplished by the Operations Manager are:

•	Planning and scheduling biodiesel production to meet customer needs and marketing goals.

•	Monitor and improve quality control.

•	Oversee facility and equipment maintenance.

•	Assist with budgeting and the monitoring of labor and other expenses in the operation.

•	Implement processing changes and new technologies as they evolve, and plan for new projects relating to biodiesel production.

•	Such other duties as may be agreed to between West Central and Western Iowa Energy.
The Operations Manager will report to the General Manager. All employee compensation and employee benefits associated with the position of Operations Manager will be paid by West Central. In the event Western Iowa Energy requests that a different Operations Manager be selected to oversee the operation of the Biodiesel Facility, and good and logical reasons are presented for such change, West Central agrees to replace the Operations Manager within a reasonable period of time.
C.	Feed Stocks Procurement. West Central will initially be responsible for arranging the purchase of soybean oil, together with other feed stocks as may be needed in the future. West Central will utilize its best efforts to procure all feed stocks necessary for production at the Biodiesel Facility, and to:

•	Provide analysis and audit of feed stock suppliers.

•	Purchase feed stocks at competitive prices meeting specifications and in adequate quantities to till the production schedule of the Biodiesel Facility.

•	Review on a monthly basis the average prices paid for feed stocks by Western Iowa Energy, including comparisons to industry averages.

•	Provide to Western Iowa Energy the specifications for feed stocks being required of suppliers.

•	Negotiate for discounts where obtainable on feed stocks.

•	Arrange for transportation, logistics, and scheduling of feed stock deliveries.

•	Provide analysis and audit of bulk transportation providers.

D.	Chemical Inputs Procurement. West Central will initially be responsible for purchasing methanol, sodium methylate, hydrochloric acid, and caustic soda, together with such other chemical inputs as may be needed in the future. West Central will utilize its best efforts to procure all basic chemical inputs necessary for production at the Biodiesel Facility, and to:

•	Perform due diligence requirements for investigation of suppliers of the chemical inputs.

•	Provide analysis and audit of chemical suppliers.

•	Provide to Western Iowa Energy the specifications for chemical inputs being required of suppliers.

•	Purchase chemical inputs at competitive prices meeting specifications for use in the Biodiesel Facility.

•	Review on a monthly basis the average prices paid for chemical inputs by Western Iowa Energy, including comparisons to industry averages.

•	Negotiate for discounts where obtainable on chemicals.

•	Procure adequate chemical inputs to meet production schedules for the Biodiesel Facility.

•	Provide analysis and audit of bulk transportation suppliers.

•	Arrange for transportation, logistics, and scheduling services for chemical input deliveries by suppliers.

E.	Sales and Marketing. West Central will utilize its best efforts to market all biodiesel, glycerin and fatty acids produced at the Biodiesel Facility (“Product”) at the prices established by Western Iowa Energy as set out hereafter. With respect to such services, West Central agrees to provide:

•	Market analysis of biodiesel supply and demand.

•	Market access to West Central developed biodiesel distribution channels.

•	Analysis and audit of biodiesel customers including for creditworthiness.

•	Marketing specialists and sales representatives to attain and establish sales opportunities and relationships for the Biodiesel Facility’s products.

•	Arrangements for transportation, logistics, and scheduling of biodiesel shipments.

•	Where advantageous, arrange for leased tankers for rail shipments.

•	Analyze and audit bulk transportation providers.

•	Oversee reconciliation of shipments, invoicing and payments on a weekly basis.

•	Provide invoicing and accounts receivable management for biodiesel shipments.
On at least a monthly basis (or more often as needed), West Central will confer with Western Iowa Energy, to allow West Central to provide marketing information to Western Iowa Energy with respect to Product. Western Iowa Energy will in good faith establish the Product prices for West Central to use in selling Product (“Product Prices”), based upon market place conditions. Any change in Product Prices shall be effective for Product sales made beginning the seventh (7th) calendar day after West Central’s receipt of notice of new Product Prices, except for quotations still open and extended prior to the change in the Product Prices, or unless otherwise agreed by the parties (Western Iowa Energy and West Central to honor all pre-existing contracts and agreements with respect to price). All Product sales shall be at the Product Prices then in effect, unless written consent is received from Western Iowa Energy for special prices due to volume commitments, Western Iowa Energy storage constraints, or other reasons approved by Western Iowa Energy.
It is expected that sales of Western Iowa Energy Product will be made in West Central’s name. West Central shall take title to the Product when loaded for delivery FOB the Biodiesel Facility, unless otherwise agreed. West Central specifically states that it will not sell the Product at prices less than the Product Prices without Western Iowa Energy’s prior written approval, and that if West Central is able to sell Products at prices above the Product Prices, Western Iowa Energy would nonetheless receive all proceeds of any such sales. If because of market conditions West Central is unable to market all Product produced at the Wall Lake Biodiesel Facility at the Product Prices established by Western Iowa Energy, West Central will work with Western Iowa Energy to develop the best business plan for meeting such circumstances. To provide further assurance to Western Iowa Energy, during times of overproduction in the biodiesel industry, if the Product Prices established by Western Iowa Energy for its Products are reasonable in relation to the industry market price, West Central agrees that it will not, when measured over a reasonable period of time, allocate a materially greater proportion of sales opportunities to its Ralston plant than to Western Iowa Energy’s Biodiesel Facility, taking into account the relative production capacities of the two plants. West Central will in any event use its best efforts to maximize sales opportunities for Western Iowa Energy’s Product, without losing sight of realizing a return on investment for Western Iowa Energy. West Central will pay over to Western Iowa Energy all Product proceeds from sales remitted to West Central, upon West Central’s receipt of such proceeds. West Central shall remit such proceeds by close of business the same day as received, to be sent by check (or wire transfer at Western Iowa Energy’s option and cost). In the event any account receivable for Product sale proves uncollectible, Western Iowa Energy and West Central agree to share equally such losses (including any costs of collection).
In the event off grade Product is produced at the Biodiesel Facility which is not marketable at the Product Prices then in effect, West Central will nonetheless use its best efforts to sell such Product for Western Iowa Energy at the highest prices reasonably obtainable. With respect to biodiesel, and for purposes of this Agreement, off grade Product shall mean biodiesel which fails to meet the specifications contained in ASTM D6751 as it may be amended or modified (or such other standards for bio diesel as may in the future develop in the bio diesel industry), or if for any other reason a customer reasonably rejects Product. In the event off grade Product is sold, West Central shall work to minimize any loss to Western Iowa Energy for returned Product, cost of cover, and related expenses. West Central shall advise Western Iowa Energy of Product complaints, and shall not accept the return of, or make any allowance with respect to any Product, without Western Iowa Energy’s approval. West Central and Western Iowa Energy shall work together to determine the resolution of customer complaints and off grade Product sales. Western Iowa Energy shall pay for any costs associated with resolution of customer complaints or returned Product, including freight costs, cover, and related expenses. Western Iowa Energy agrees to indemnify West Central from any loss, claim or damage (including reasonable attorney fees) incurred as a result of the sale of off grade Product.
Western Iowa Energy shall provide the names of persons authorized to establish Product Prices, approve special prices, and agree to the handling of off grade Product in Wester; Iowa Energy’s behalf, and agrees to notify West Central of any changes in such designees.
Should Western Iowa Energy desire West Central to sell Product to buyers not approved by West Central, West Central shall make such sale in

Western Iowa Energy’s name, and provide normal invoicing and billing services. However, any risk of receipt or collection of such sale remains with Western Iowa Energy,
3.	Fee for Services. In consideration of the services to be rendered under the Agreement, and determined and set based upon Western Iowa Energy’s request for all such services for the term of this Agreement, Western Iowa Energy shall pay to West Central, on a monthly basis, the following:
A.	General Manager and Operations Manager Pre-Production Fee. In order to be properly executing Western Iowa Energy’s business plan, selecting staff, and managing the Biodiesel Facility as it is readied for production, the General Manager and Operations Manager need to be on site at the Biodiesel Facility prior to production commencing. West Central will provide the General Manager and Operations Manager at times appropriate for such duties and in conjunction with the construction schedule. Western Iowa Energy agrees to pay Pre-Production Fees equal to the sum of $14,000.00 per month for the General Manager and $11,000.00 per month for the Operations Manager beginning three (3) months prior to the estimated start-up date for the Biodiesel Facility (prorated for a partial first month). The Pre-Production Fees shall cease after payment of the fees for the month in which the Biodiesel Facility is first producing product for sale.

B.	Fee for General Manager and Operations Manager. Western Iowa Energy agrees to pay a Management Fee to West Central for providing a General Manager and Operations Manager to Western Iowa Energy with regard to the Biodiesel Facility on a monthly basis equal to one and one-third cents (1%0) per gallon of biodiesel produced from the Biodiesel Facility during the month for which the fee is computed. For purposes of this Agreement, determination of the biodiesel produced from the Biodiesel Facility for a month shall be based upon a compilation of the daily production reports for the Biodiesel Facility for such month, and references to a “gallon” shall be to the U.S. liquid measure of capacity, 231 cubic inches, corrected to 60 degrees Fahrenheit

C.	Feed Stocks Procurement Fee. Western Iowa Energy agrees to pay a Feed Stocks Procurement Fee to West Central on a monthly basis equal to one-tenth of a cent (1/100) per pound of feed stock procured for use at the Biodiesel Facility. The fee shall be based upon the pounds of feed stock delivered to the Biodiesel Facility in the month for which the fee is computed.

D.	Chemical Inputs Procurement Fee. Western Iowa Energy agrees to pay a Chemical Inputs Procurement Fee to West Central on a monthly basis equal to one-fifth of a cent (115¢) per gallon of biodiesel produced from the Biodiesel Facility during the month for which the fee is computed.

E.	Marketing Fees. Western Iowa Energy agrees to pay a Biodiesel Marketing Fee to West Central on a monthly basis equal to one cent (10) per gallon for each gallon of biodiesel marketed from the Biodiesel Facility. Western Iowa Energy additionally agrees to pay a Glycerin and Fatty Acids Fee to West Central on a monthly basis equal to one-fifth cent (1/50) per gallon for each gallon of biodiesel marketed from the Biodiesel Facility. Such fees shall be based upon the gallons of biodiesel marketed from the Biodiesel Facility during the month for which the fees are computed.

F.	Net Income Bonus. As an incentive to West Central, and as additional compensation for the services being rendered, Western Iowa Energy agrees to pay an Income Bonus to West Central on a yearly basis equal to 6% of the Net Income of Western Iowa Energy as determined hereafter. For purposes of this Agreement, Western Iowa Energy’s “Net Income” shall be the net income for its fiscal year before any deduction or allowance for federal or state income taxes, determined in accordance with generally accepted accounting principles applied on a consistent basis by the independent CPA firm conducting Western Iowa Energy’s audit, and then adjusted as necessary to: (i) exclude the receipt of government payments such as from under the bioenergy program and similar programs, but not to exclude the federal excise tax credit program or similar federal or state payments; (ii) exclude any gains or losses realized on the sale or disposition of capital assets; and (iii) exclude any reduction for the Income Bonus paid or accrued to West Central as a result of this subsection. If this Agreement shall terminate on other than the last day of Western Iowa Energy’s fiscal year, West Central shall nonetheless qualify for a portion of the Income Bonus. In such case, Western Iowa Energy’s Net Income shall be determined and adjusted as set out above. West Central shall receive a payment equal to the Income Bonus (if any) for such entire fiscal year, multiplied by a fraction, the numerator of which is the number of days during such fiscal year that the Agreement is in effect, and the denominator of which is 365.

G.	Due Date for Payments. All payments called for under the foregoing (other than the Income Bonus) shall be due on the 10th of the month following the month for which such fees were computed or payable. The Income Bonus shall be paid within ten (10) days after Western Iowa Energy’s Board of Directors accepts the audit report for the fiscal year for which such Income Bonus is computed, except that if the

Income Bonus is not paid within three (3) months of the close of Western Iowa Energy’s fiscal year because the audit has not been received, Western Iowa Energy shall compute and pay an estimated Income Bonus (if any is due) based on its internal figures on or before the end of such three (3) month period, the parties agreeing upon receipt of the audited figures to make any necessary adjustment in such estimated payment so that the correct Income Bonus has been paid.
4.	Responsibilities and Representations of Western Iowa Energy. Western Iowa Energy understands and recognizes that upon completion of the Biodiesel Facility by REG, it shall be the obligation of Western Iowa Energy to thereafter maintain the plant facility and equipment so that it may be producing Product acceptable to the market place. Western Iowa Energy shall carry out the reasonable directives of the General Manager and the Operations Manager to accomplish the management and operation of the Biodiesel Facility, shall pay for the hiring and retaining of staff and personnel necessary to fill the organizational duties and complete the employee tasks required to operate the Biodiesel Facility (and including human resources, clerical, accounting, information technology, and other administrative functions), and pay all input costs and other expenses of doing business (to the extent tasks, duties and expenses are not specifically assumed by West Central as a part of its services hereunder). Without limiting the generality thereof, Western Iowa Energy specifically agrees to:
A.	Provide offices, co-workers or assistants, computers, cell phones, and other facilities, services and support suitable for the positions of General Manager and Operations Manager and appropriate for the performance of duties by them for Western Iowa Energy.

B.	Provide payment or reimbursement for reasonable travel and other similar out-of-pocket expenses incurred by the General Manager and the Operations Manager in furtherance of the business of Western Iowa Energy and in fulfillment of their duties, upon submission and substantiation of such expenses as may be required for tax or auditing purposes.

C.	Timely pay for the purchase and delivery of all feed stocks, Western Iowa Energy additionally agreeing to insure adequate storage space to hold in inventory sufficient quantities of feed stocks to meet production needs, and to provide all equipment and labor necessary to receive, unload, and handle feed stocks procured.

D.	Timely pay for the purchase and delivery of all chemical inputs, Western Iowa Energy additionally agreeing to insure adequate storage space to hold in inventory sufficient quantities of chemical inputs to meet production needs, and to provide all equipment and labor necessary to receive, unload, and handle chemical inputs procured.

E.	Confer with West Central on a monthly basis (or more often as needed), to discuss and establish the price for which West Central is to sell the Product for Western Iowa Energy.

F.	To work with West Central to establish procedures to share information to facilitate loading, shipment, invoicing, and the receipt and application of payments for Product sold by West Central.

G.	Provide adequate load-out facilities and personnel to coordinate with transportation providers in the timely shipment of Product, and to pay for such shipping costs (including leased rail car expense) as are the obligation of seller.

H.	Pay for the necessary purchase, installation and maintenance of software, hardware, and equipment, together with utilities and related charges (once such costs and charges have been approved by the Board of Directors of Western Iowa Energy), in order to accomplish the necessary communication of voice and data between the parties to aid in accomplishing the above services.

I.	Perform such other tasks and duties as set out hereunder.
In order to induce West Central to enter into this Agreement, and make arrangements to provide the services as set out herein, Western Iowa Energy (by its duly authorized representative signing below) hereby represents that it will be the owner of the Biodiesel Facility upon completion of its construction, that Western Iowa Energy has the power as an entity to execute, deliver and carry out the provisions of this Agreement, and that all necessary actions have been taken which are required of Western Iowa Energy as an entity to authorize the execution, delivery and performance of this Agreement with respect to the future operation of the Biodiesel Facility.
5.	Term of Agreement. This Agreement is effective as of the date of its execution by the parties (with services to commence by West Central hereunder at such time or times as appropriate based upon construction progress of the Biodiesel Facility), and shall remain in force for three (3) years after the end of the first month in which the Biodiesel Facility is producing Product for sale (subject to early termination due to default as set out hereafter). This Agreement shall continue after the initial term unless and until one party gives written notice of termination to the other of a proposed termination date at least twelve (12) months in advance of a proposed termination date.

6.	Confidentiality. Western Iowa Energy agrees that in the performance of this Agreement, Western Iowa Energy may receive or otherwise learn of certain items of information that are non-public, proprietary, or secret to West Central or to parties with whom West Central has entered into contractual relationships (herein “Confidential Information”), to include but not be limited to information concerning West Central’s operations, processes, methods and accumulated experience incidental to the processing, sale and distribution of Products, and including supplier and customer lists, the disclosure of which to third parties would be injurious to West Central or to parties with whom West Central has entered into contractual relationships. Western Iowa Energy shall not use Confidential Information or disclose Confidential Information to any third party for any reason without West Central’s prior express written consent. Western Iowa Energy further agrees not to use the Confidential Information for any purpose outside of this Agreement. Western Iowa Energy agrees that in the event of an actual or threatened disclosure of the Confidential Information, West Central would not be adequately compensated by money damages and therefore agrees that West Central shall be entitled to specific performance or other equitable relief to limit or prevent such actual or threatened disclosure. These obligations of confidentiality shall not apply to any information which: (a) was known to Western Iowa Energy or was in the public domain prior to disclosure hereunder; or (b) becomes known to the public from a source other than Western Iowa Energy; or (c) is disclosed to Western Iowa Energy by a third party having a legal right to make such disclosure.

West Central agrees that in the performance of this Agreement, West Central may receive or otherwise learn of certain items of information that are non-public, proprietary, or secret to Western Iowa Energy or to parties with whom Western Iowa Energy has entered into contractual relationships (herein “Western Iowa Energy Confidential Information”), to include but not be limited to information concerning the financial results of Western Iowa Energy’s operations, the disclosure of which to third parties would be injurious to Western Iowa Energy or to parties with whom Western Iowa Energy has entered into contractual relationships. West Central shall not use Western Iowa Energy Confidential Information or disclose Western Iowa Energy Confidential Information to any third party for any reason without Western Iowa Energy’s prior express written consent. West Central further agrees not to use the Western Iowa Energy Confidential Information for any purpose outside of this Agreement. West Central agrees that in the event of an actual or threatened disclosure of the Western Iowa Energy Confidential Information, Western Iowa Energy would not be adequately compensated by money damages and therefore agrees that Western Iowa Energy shall be entitled to specific performance or other equitable relief to limit or prevent such actual or threatened disclosure. These obligations of confidentiality shall not apply to any information which: (a) was known to West Central or was in the public domain prior to disclosure hereunder; or (b) was gained from normal operation of the Biodiesel Facility; or (c) developed in part as a result of the efforts of West Central; or (d) becomes known to the public from a source other than West Central; or (e) is disclosed to West Central by a third party having a legal right to make such disclosure.

The parties acknowledge that in order to comply with certain statutory or regulatory requirements, this Agreement may need to be disclosed to the Securities Exchange Commission, the Iowa Securities Bureau or other regulators, and agree to allow such disclosure upon receipt of appropriate request.

7.	Use of Trademarks, Intellectual Properties Prohibited. Western Iowa Energy shall have no right under the Agreement to make use of any brand names trademarked by West Central, nor any of the intellectual properties or know-how developed by West Central in conjunction with the operation of a plant similar to the Biodiesel Facility. West Central shall have no right under this Agreement to make use of any brand names trademarked by Western Iowa Energy, nor any of the intellectual properties or know-how developed by Western Iowa Energy. Separate licensing arrangements may be entered into by the parties, or Western Iowa Energy with REG, but the parties expressly agree that no such rights are being conveyed by virtue of the execution or performance of this Agreement.

8.	Non-solicitation of Employees. Each party agrees that during the term of this Agreement neither party (nor any affiliate, successor or permitted assign thereof) shall solicit for employment or consulting an employee of the other while such employment by the other continues.

9.	Access to Books and Records. This Agreement provides for the payment by Western Iowa Energy to West Central of an amount dependent upon the amount of feed stocks delivered to the Biodiesel Facility, the production of biodiesel at such plant, and the Net Income of Western Iowa Energy. For that reason Western Iowa Energy agrees to make available its books and records for inspection and copying which are reasonably necessary for purposes of providing information with respect to feed stock deliveries and biodiesel production, and verifying the computation of Western Iowa Energy’s Net Income, all as needed under Section 3 of this Agreement. West Central agrees to treat information received under such access rights as confidential.

Western Iowa Energy shall have the right to inspect, copy and audit West Central’s sales invoices and expense records pertaining to Western Iowa

Energy’s feedstock and chemical procurement and biodiesel sales at any time during normal business hours at the corporate office of West Central on no more than a monthly basis. If any such inspection or audit shall reveal a deficiency in a payment due to Western Iowa Energy, West Central shall immediately pay Western Iowa Energy the amount of deficiency together with interest from the date that such payment should have been made at the prime rate in effect on the date of the underpayment as reported in the Wall Street Journal. The expense of any such inspection or audit shall be borne by Western Iowa Energy unless a material deficiency in payment is revealed, then, in such case, the reasonable expense of such inspection or audit shall be borne by West Central.

10.	Force Majeure. Neither party hereto shall be liable for any delay arising from circumstances beyond its control including (but not limited to) acts of God, war, riot or civil commotion, industrial dispute, fire, flood, drought, shortage of material or labor or act of government, public enemy, war, or sabotage, provided that the party seeking to be excused shall make every reasonable effort to minimize the delay resulting therefrom, and shall give prompt written notice of the force majeure event to the other party. The obligations of the party giving notice, so far as they are affected by the force majeure event, will be suspended during, but not longer than, the continuance of the force majeure event. The affected party must act with commercially reasonable diligence to resume performance and notify the other party that the force majeure event no longer affects its ability to perform under the Agreement.

11.	Arbitration. Should any controversy, claim, dispute or difference arise between the parties hereunder, out of or relating to this Agreement, including, without limitation, its formation, validity, binding effect, interpretation, performance, breach or termination, then each and every such controversy, claim, dispute or difference shall be submitted and settled by arbitration in accordance with the Commercial Arbitration Rules then in effect of the American Arbitration Association, conducted in Des Moines, Iowa. Judgment upon the award rendered by the arbitrator or arbitrators may be entered in any court of competent jurisdiction.

12.	Independent Status. Subject to the terms and conditions of this Agreement, West Central would be authorized to perform services for Western Iowa Energy as set out in the Agreement as an independent contractor, and with only such authority as agent as is necessary to carry out such services. Nothing in this Agreement or in the course of dealing by the parties shall be construed to constitute Western Iowa Energy and West Central as partners, joint venturors, or as guarantors for one another or as authorizing either party to obligate the other in any manner except as is necessary for West Central to fulfill the services provided for hereunder.

13.	Early Termination. Notwithstanding the provisions of Section 5 hereof, this Agreement may be terminated in accordance with the following provisions:
A.	A party hereto may (but is not required to) terminate this Agreement if the other party breaches any provision of this Agreement and fails to remedy such breach within thirty (30) days after delivery of written notice from the non-breaching party describing the alleged breach and the proposed remedy. However, if the breach is non-payment by Western Iowa Energy under Section 3, or West Central of proceeds of sale under Section 2(E) herein, the cure period shall be ten (10) days after delivery of written notice by the non-breaching party.

B.	Either party hereto may terminate this Agreement effective immediately upon delivery of written notice to the other party, if the other party (i) is unable to pay its debts as they mature or admits in writing its inability to pay its debts as they mature, (ii) makes a general assignment for the benefit of its creditors, (iii) files a voluntary petition for bankruptcy, or (iv) applies for the appointment of a receiver or trustee for all or substantially all of its assets or permits the appointment of any such receiver or trustee who is not discharged within a period of sixty (60) days after such appointment.

C.	Western Iowa Energy may terminate this Agreement effective immediately upon delivery of written notice to West Central, if REG has defaulted under the construction contract as defined and referred to in section 18 (“Construction Contract”) with regard to the Biodiesel Facility, and failed to remedy such default within the cure period provided under such Construction Contract.

D.	West Central may terminate this Agreement effective immediately upon delivery of written notice to Western Iowa Energy, if Western Iowa Energy has defaulted under the Construction Contract with regard to the Bio diesel Facility, and failed to remedy such default within the cure period provided under such Construction Contract.

E.	Notwithstanding any termination of the Agreement, the obligations and rights of the parties which have accrued as of the time of termination shall survive.

F.	Without limiting the generality thereof, if termination is due to a breach by a party (the “Breaching Party”), then the Breaching Party shall indemnify the other party (the “Non-Breaching Party”), against any loss, claim or damages (including reasonable attorney fees) resulting from such breach or termination, and shall pay the costs of satisfying any obligations arranged by the Non-Breaching Party on behalf of the Breaching Party prior to such termination, including commitments for raw materials, transportation, sales, and hedging transactions.
14.	Remedies in the Event of Default. If either party hereto commits a material breach of this Agreement (or of the Construction Contract as set out under subsections 13(C)or (D)), and (a) if except as set out herein such material breach continues beyond the allowable cure period after the receipt of written demand for cure of such breach by the non-breaching party as set out in Section 13 hereof, or (b) if such material breach cannot be cured within such period and the breaching party does not within such cure period start to cure the breach and thereafter proceed diligently with the cure thereof, the non-breaching party may terminate this Agreement and may recover its money damages caused by such material breach (including arbitration fees, court costs, litigation expenses, and reasonable attorney fees) on written notice and demand to the breaching party for payment. Such payment shall be without prejudice to any other right or remedy that the non-breaching party may have against the breaching party under this Agreement, at law or in equity, including injunctive relief and rights of specific performance.

15.	Notices. All notices required or desired to be given under this Agreement must be given in writing, and shall be sent by registered or certified mail, return receipt requested, or by courier service, addressed to the parties at their addresses set forth below, or such other addresses as may subsequently be designated in writing by such party:

To Western Iowa Energy:	Western Iowa Energy, LLC
104 Main Street, PO Box 399
Wall Lake, IA 51466

With copy to:	Brown, Winick, Graves, & Gross P.L.C.
Attn: William E. Hanigan
666 Grand Avenue, Suite 2000
Des Moines, IA 50309-2510

To West Central:	West Central Cooperative
406 1st Street, PO Box 68
Ralston, IA 51459

With copy to:	Wilcox, Polking, Gerken, Schwarzkopf &
Copeland, P.C.
Attn: John A. Gerken
115 East Lincolnway, Suite 200
Jefferson, IA 50129

Any notice or other communications made shall be deemed to have been given when received or refused. A party may change its address for notice by giving notice of such address as provided in this Section.

16.	Annual Review of Agreement. This Agreement will be reviewed annually by the parties, as they determine the best procedures for accomplishing such services, define their roles, and react to changes in the industry. Any changes to the Agreement shall require the mutual written consent of Western Iowa Energy and West Central.

17.	Miscellaneous.
A.	Benefits. This Agreement shall bind and benefit the parties and their permitted successors and assigns.

B.	Assignment. Neither party may assign any of its rights in or delegate any of its duties under this Agreement without the prior written consent of the other party.

C.	Governing Law. Iowa law shall govern the construction and enforcement of this Agreement.

D.	Entire Agreement; Amendment. This Agreement contains the entire agreement of the parties with respect to the subject matter and supersedes all prior oral or written agreements and understandings. This Agreement may not be amended or modified except in writing signed by both parties.

E.	Execution and Delivery. This Agreement may be executed in counterparts and delivered by facsimile, which, taken together, shall be considered one instrument and deemed an original.

F.	No Inference from Drafting. The parties both acknowledge that they have been represented by counsel, and that this Agreement has resulted from extended negotiations between the parties. No inference in favor of or against any party shall be drawn from the fact that such party has drafted any portion of this Agreement.

G.	Waiver. The waiver by either party of a breach of any provision of this Agreement will not constitute or be construed as a waiver of any future breach of any provision of this Agreement.

H.	Survival. The provisions of Sections 6, 7, 8, 9 and 11 of this Agreement shall survive the expiration and termination of this Agreement for any reason.

I.	Covenant of Further Cooperation. Each of the parties agrees to execute and deliver such further documents and to cooperate in such manner as may be necessary to implement and give effect to the provisions contained herein.

J.	Option to Western Iowa Energy in the Event of West Central’s Termination of Business. In the event a change in control of West Central occurs whereby a third party acquires voting control of West Central, or West Central otherwise goes out of business, Western Iowa Energy has the right, within 180 days of such occurrence, to terminate this Agreement upon notice to West Central. Upon the effective date of such notice, this Agreement shall be null and of no further force or effect except with respect to obligations and rights of the parties which have accrued prior to the time of such termination.

K.	Additional Services. West Central agrees that it will provide safety training meetings and perform safety inspections for the first year of operation of the Biodiesel Facility. West Central shall also provide education for the proper use of its accounting system during the term of this Agreement.
18.	Condition Precedent to West Central’s Performance. West Central’s obligations and performance under the Agreement are expressly conditioned upon Western Iowa Energy entering into a Design — Build Agreement with REG for construction of the Biodiesel Facility.

WEST CENTRAL COOPERATIVE
By	/s/ Nile Ramsbottom
Nile Ramsbottom, Vice President of Soy & Nutrition

WESTERN IOWA ENERGY, LLC
By	/s/ John Gaeke
John Geake, Chairman